Exemption number: 82 4639

SUPPL

RECEIVED 2007 JUN 13 A 4:30 OFFICE OF INTERNATIONAL CORPORATE FINANCE

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance	[redacted]	
Company:	United States Securities and Exchange Commission		5 13 450 7 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations		747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
E-mail:			
Date:	29 May 2007	No of sheets:	2

07024391

Current report 29/2007

The Management Board of KGHM Polska Miedź S.A., in reference to the „Strategy of KGHM Polska Miedź S.A. and the Group for the years 2007 – 2016" as announced on 5 December 2006 (current report 62/2006) hereby presents major investment directions in support of the Company Strategy.

1. To realise its Strategy, the Company assumes total investment expenditure of PLN 16.3 bln in the period 2007-2016, including appx. PLN 5.9 bln in the years 2007 and 2008.
2. 22 strategic initiatives and investment projects have been established in the total amount of PLN 10.2 bln, including PLN 6.6 bln on tangible investments, and PLN 3.6 bln on equity investments. The remaining amount of PLN 6.1 bln is to be spent on equipment replacement and on other non-strategic investments.
3. The projects are aimed at both development and improvement of core business efficiency - PLN 6.9 bln, and diversification and support of Company development – altogether PLN 3.3 bln.
4. The basis for planning strategic investments is an internal rate of return (IRR) of at least 15% over 20 years.
5. Following are the major investments and their forecast value:
   - development and mining of the Głogów Głęboki Przemysłowy deposit and construction of the SW4 shaft - PLN 1.5 bln;
   - acquisition of foreign copper ore deposits - PLN 1.5 bln;
   - the metallurgy modernization programme - PLN 1.3 bln;
   - modernization of the ore concentration plants - PLN 1.0 bln;
   - concentrate hydrotransport - PLN 0.2 bln;
   - establishing the Legnica Technological Park together with a dedicated Investment Fund - PLN 0.5 bln;
   - increasing the share capital in Polkomtel S.A. - PLN 1.1 bln;

PROCESSED
JUN 15 2007
THOMSON FINANCIAL

KGHM Polska Miedź S.A.
with its registered head office in Lubin
59-301 Lubin, ul. M. Skłodowskiej-Curie 48
www.kghm.pl NIP 692-000-00-13 REGON 390021764

Court of registration:
Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations No. KRS 0000023302
where Company documentation is kept

Total share capital:
2.000.000.000 PLN
(paid-in capital)

dlw 6/13

Exemption number: 82 4639

- acquisitions of mining and smelting companies in Europe - PLN 0.6 bln;
- commencement of rock salt production - PLN 0.1 bln;
- power generation - PLN 1.4 bln.

6. The Management Board also wishes to announce that the decision to include each of the Strategy-supporting projects into the Technical and Economic Plan, and the final decision on their realisation, will be taken in accordance with standard procedures applied by the Company. Consequently the amount and final value of the projects is subject to review and updating in order to prepare them for implementation.

Legal basis: art. 56 sec.1 point 1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws Nr 184, item 1539)

I WICEPREZES ZARZĄDU
Maksymilian Bylicki

PREZES ZARZĄDU
Krzysztof Skóra

END